EXHIBIT 99.1

Independent Auditor's Report

Board of Directors
SemGroup Corporation
Tulsa, Oklahoma

We have audited the accompanying financial statements of White Cliffs Pipeline, L.L.C., which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cliffs Pipeline, L.L.C., as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
March 1, 2013

WHITE CLIFFS PIPELINE, L.L.C.
Balance Sheets
(Dollars in thousands, except unit amounts)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$7,432	$4,410
Accounts receivable	10,273	5,961
Inventories	3,451	1,067
Other current assets	352	215
Total current assets	21,508	11,653
Property, plant and equipment, net	210,710	222,473
Goodwill	17,000	17,000
Other intangible assets (net of accumulated amortization of $27,631 and $20,927 at December 31, 2012 and 2011, respectively)	26,369	33,073
Total assets	$275,587	$284,199
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$108	$363
Accrued liabilities	3,304	2,896
Total current liabilities	3,412	3,259
Commitments and contingencies (Note 5)
Members’ equity (240,610 units at December 31, 2012 and 2011)	272,175	280,940
Total liabilities and members’ equity	$275,587	$284,199
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Operations
(Dollars in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	(unaudited) Three Months Ended December 31, 2010
Revenues	$108,125	$66,097	$13,619
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	698	902	258
Operating	11,957	8,461	2,144
General and administrative	2,166	3,389	900
Depreciation and amortization	19,963	20,842	5,680
Total expenses	34,784	33,594	8,982
Operating income	73,341	32,503	4,637
Other income, net	—	6	8
Net income	$73,341	$32,509	$4,645
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Changes in Members’ Equity
(Dollars in thousands)

Members’ Equity
Balance at September 30, 2010 (unaudited)	$303,918
Net income (unaudited)	4,645
Member distributions (unaudited)	(11,309)
Member contributions (unaudited)	867

Balance at December 31, 2010 (unaudited)	298,121
Net income	32,509
Member distributions	(53,842)
Member contributions	4,152

Balance at December 31, 2011	280,940
Net income	73,341
Member distributions	(87,283)
Member contributions	5,177

Balance at December 31, 2012	$272,175

The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	(unaudited) Three Months Ended December 31, 2010
Cash flows from operating activities:
Net income	$73,341	$32,509	$4,645
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,963	20,842	5,680
Loss on disposal of long-lived assets	4	9	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,312)	(1,605)	269
Decrease (increase) in other current assets	(2,521)	(1,134)	(4)
Increase (decrease) in accounts payable and accrued liabilities	153	(564)	(316)
Net cash provided by operating activities	86,628	50,057	10,274
Cash flows from investing activities:
Capital expenditures	(1,504)	(1,250)	(55)
Proceeds from sale of long-lived assets	4	—	—
Net cash used in investing activities	(1,500)	(1,250)	(55)
Cash flows from financing activities:
Member distributions	(87,283)	(53,842)	(11,309)
Member contributions	5,177	4,152	867
Net cash used in financing activities	(82,106)	(49,690)	(10,442)
Net increase (decrease) in cash and cash equivalents	3,022	(883)	(223)
Cash and cash equivalents at beginning of period	4,410	5,293	5,516
Cash and cash equivalents at end of period	$7,432	$4,410	$5,293
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements
(Information as of December 31, 2010 and for the three months then ended is unaudited)

1.    OVERVIEW
White Cliffs Pipeline, L.L.C. (“White Cliffs”) is a Delaware limited liability company. White Cliffs owns a 527-mile crude oil pipeline with origination points in Platteville, Colorado and Healy, Kansas and a termination point in Cushing, Oklahoma.
SemGroup Corporation (“SemGroup”) owns a 51% interest in White Cliffs and serves as its manager. Prior to September 30, 2010, SemGroup owned approximately 99% of White Cliffs. At the end of September 2010, the other members exercised certain rights to purchase additional membership interests, and SemGroup’s membership interest was reduced to 51%. Subsequent to purchasing these additional membership interests, the other members gained substantive rights to participate in the management of White Cliffs. Because of this, SemGroup deconsolidated White Cliffs on September 30, 2010 and began accounting for it under the equity method. The accompanying financial statements include the results of operations of White Cliffs subsequent to the date that SemGroup began accounting for it under the equity method.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.
The accompanying financial statements as of December 31, 2012 and 2011 and for the two years then ended and related notes have been audited. The accompanying financial statements as of December 31, 2010 and for the three months then ended and related notes are unaudited.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS - Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.
ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for doubtful accounts. White Cliffs’ assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of its customers, existing economic conditions, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
INVENTORIES—Inventories primarily consist of crude oil. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs.
PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. White Cliffs capitalizes costs that extend or increase the future economic benefits of property, plant and equipment, and expenses maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded within operating expenses in the statements of operations.
Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	20 years
Storage and terminal facilities	10 –25 years
Other property and equipment	3 – 7 years
GOODWILL – White Cliffs tests goodwill for impairment each year as of October 1, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, White Cliffs estimates the implied fair value of goodwill, reduces the book value of the goodwill to the implied fair value, and records a corresponding impairment loss.
For the October 1, 2012 goodwill impairment test, White Cliffs developed estimates of cash flows for the next nine years, and also developed an estimated terminal value. White Cliffs discounted the estimated cash flows to present value using a rate of 10.5%. No impairment was recorded for the period.
During September 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment”. This Accounting Standards Update is designed to simplify how entities test goodwill for impairment. Under the new standard, an entity may first assess qualitative factors to determine whether it is more likely than

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements
(Information as of December 31, 2010 and for the three months then ended is unaudited)
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

not that the fair value of an asset group is less than the carrying amount, for the purpose of determining whether it is necessary to estimate the fair value of the asset group to which the goodwill relates. We adopted this standard in 2012 without material impact to the financial statements. However, we did not elect to perform the qualitative assessment for the 2012 impairment testing.
IMPAIRMENT OF LONG-LIVED ASSETS – We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.
CONTINGENT LOSSES – White Cliffs records a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. White Cliffs records attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred, and does not record liabilities for attorneys’ fees that are expected to be incurred in the future.
ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. White Cliffs records liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.
REVENUE RECOGNITION – Revenue for the transportation of product is recognized upon delivery of the product to its destination.
LINE LOSS DEDUCTIONS AND INVENTORY – The White Cliffs tariff allows White Cliffs to retain a pipeline loss allowance (PLA) in the amount of two-tenths of one percent of any customer product placed in the system. The PLA is intended to compensate for expenses associated with product shrinkage and evaporation. If the PLA exceeds the actual amount of product loss, White Cliffs is entitled to sell the product overage for its own gain. The PLA is recorded to revenue and inventory in the month in which the shipment occurs. Gains or losses resulting from actual product overages or shortages are also recorded to cost of products sold and inventory during the month the overage or shortage occurs.
White Cliffs recorded $3.1 million, $2.0 million and $0.4 million of revenue related to PLA during the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively. White Cliffs recorded a reduction of cost of products sold due to actual product overages of $0.1 million for the year ended December 31, 2012 and $0.9 million and $0.3 million in cost of products sold related to the actual product shortages during the year ended December 31, 2011 and the three months ended December 31, 2010, respectively. White Cliffs sold $0.8 million of inventory during the year ended December 31, 2012 to Rose Rock Midstream L.P., a subsidiary of SemGroup. There were no sales of inventory for the year ended December 31, 2011 and the three months ended December 31, 2010.
INCOME TAXES - White Cliffs is a pass-through entity for federal and state income tax purposes. Its earnings are allocated to its members, who are responsible for any related income taxes. Because of this, no provision for income taxes is reported in the accompanying financial statements.
SUBSEQUENT EVENTS - White Cliffs has evaluated subsequent events for accrual or disclosure in these financial statements through March 1, 2013, which is the date these financial statements were issued.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements
(Information as of December 31, 2010 and for the three months then ended is unaudited)

3.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following (in thousands):

	December 31, 2012	December 31, 2011
Land	$12,649	$12,649
Pipelines and related facilities	233,466	233,113
Storage and terminal facilities	1,830	1,830
Other property and equipment	1,662	1,581
Construction-in-progress	1,273	218
Property, plant and equipment, gross	250,880	249,391
Accumulated depreciation	(40,170)	(26,918)
Property, plant and equipment, net	$210,710	$222,473
White Cliffs recorded depreciation expense of $13.3 million, $13.1 million and $3.3 million for the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively.

4.    OTHER INTANGIBLE ASSETS
Other intangible assets consist of customer relationships. They are generally amortized on an accelerated basis over the estimated period of benefit and may be subject to impairments in the future if we are unable to maintain the relationships with the customers to which the assets relate. The following table shows the changes in the other intangible asset balances (in thousands):

Balance, September 30, 2010	$43,267

Amortization	(2,419)

Balance, December 31, 2010	40,848

Amortization	(7,775)

Balance, December 31, 2011	33,073

Amortization	(6,704)

Balance, December 31, 2012	$26,369

White Cliffs estimates that future amortization of other intangible assets will be as follows (in thousands):

For the year ending:
December 31, 2013	$5,567
December 31, 2014	4,759
December 31, 2015	4,069
December 31, 2016	3,478
December 31, 2017	2,972
Thereafter	5,524

Total estimated amortization expense	$26,369

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements
(Information as of December 31, 2010 and for the three months then ended is unaudited)

5.    COMMITMENTS AND CONTINGENCIES
Environmental
White Cliffs may from time to time experience leaks of petroleum products from its facilities, as a result of which it may incur remediation obligations or property damage claims. In addition, White Cliffs is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.
Asset retirement obligations
We may be subject to removal and restoration costs upon retirement of our facilities. However, we are unable to predict when, or if, our pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset, as both the amount and timing of such potential future costs are indeterminable.
Other matters
White Cliffs is a party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on White Cliffs’ combined financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our consolidated liabilities may change materially as circumstances develop.
Leases
White Cliffs has entered into operating lease agreements for office space, office equipment, land, trucks and tank storage. Future minimum payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at December 31, 2012, are as follows (in thousands):

Years ending:
December 31, 2013	$2,957
December 31, 2014	2,329
December 31, 2015	1,671
December 31, 2016	1,350
December 31, 2017	1,050
Thereafter	263

Total future minimum lease payments	$9,620

White Cliffs recorded lease and rental expenses of $2.2 million, $1.9 million and $0.4 million for the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements
(Information as of December 31, 2010 and for the three months then ended is unaudited)

6.    RELATED PARTY TRANSACTIONS
Revenues
All of White Cliffs’ revenues for the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010 were generated from five customers, four of which are related parties. Revenues by customer are summarized below (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Three Months Ended December 31, 2010
Customer A (related party)	$50,485	$34,972	$7,729
Customer B (related party)	38,408	24,352	5,508
Customer C (related party)	7,780	4,204	—
Customer D	7,499	549	—
Product Sales to Affiliate	835	—	—
Line loss deduction revenue	3,118	2,020	382
Total revenue	$108,125	$66,097	$13,619

Accounts receivable are summarized below (in thousands):

	December 31, 2012	December 31, 2011
Customer A (related party)	$5,004	$2,855
Customer B (related party)	4,020	2,260
Customer C (related party)	541	138
Customer D	708	708
Total accounts receivable	$10,273	$5,961

Transactions with SemGroup Corporation
White Cliffs leases storage capacity from SemGroup and pays SemGroup a fee for management services. White Cliffs paid SemGroup $2.5 million, $2.2 million and $0.5 million for such services during the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively.
SemGroup incurs certain general and administrative expenses on behalf of White Cliffs that SemGroup does not charge to White Cliffs. White Cliffs recorded $2.0 million, $3.2 million and $0.9 million of such general and administrative expense during the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively. White Cliffs recorded corresponding member contributions from SemGroup, since White Cliffs was not required to reimburse SemGroup for these expenses.
In August 2012, the members of White Cliffs approved an expansion project to construct a 12" pipeline from Platteville, Colorado to Cushing, Oklahoma. The project is expected to cost approximately $300 million which will be funded by capital calls to members. SemGroup's funding requirement will be 51% of the total cost. SemGroup contributed approximately $2.3 million for project funding in the fourth quarter of 2012 and is expected to contribute $119 million and $30 million in 2013 and 2014, respectively. The other members of White Cliffs contributed approximately $2.2 million in the fourth quarter of 2012 and are expected to contribute $115 million and $28 million in 2013 and 2014, respectively.